   Exhibit 2.3
AMENDMENT NO. 1 TO
STOCK PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (“AMENDMENT”) is made and entered into this October 5, 2007, by and among Capital Corp of the West, a California bank holding company (“Buyer”), Bay View Funding, a California corporation, and Vince Narez.

In accordance with Section 11.1 of the Stock Purchase Agreement by and among the parties dated July 20, 2007:

1. Section 3.1 of such Stock Purchase Agreement is hereby amended to read in its entirety as follows:

3.1 Closing Date.  The closing date with respect to the transactions provided for in this Agreement shall be October 1, 2007 (the “Closing Date”).

2. Paragraph 1 of Exhibit 2.2 of such Stock Purchase Agreement is hereby amended to read in its entirety as follows:

1. There will be a payment at Closing (the “Closing Payment”) in an amount equal to 85% of 3.25 times the trailing twelve months earnings of Company before interest, taxes, depreciation and amortization (the “EBITDA”) as calculated as of April 30, 2007 at $4,225,044.54.  Such Closing Payment shall be payable in the form of cash and promissory notes as follows:

(a)	Shareholder Vince Narez shall receive a promissory note from Buyer in the amount of three million two hundred fifty thousand dollars ($3,250,000.00);

(b)	Shareholder Edward H. Sondker, Trustee under the Edward H. Sondker Revocable Trust, shall receive a promissory note from Buyer in the amount of two-hundred fifty thousand dollars ($250,000);

(c)	Shareholder Matthew Carpenter shall receive a promissory note from Buyer in the amount of two- hundred fifty thousand dollars ($250,000.00);

(d)	Shareholder Howard Koenig shall receive a promissory note from Buyer in the amount of two-hundred fifty thousand dollars ($250,000.00).

(e)	The remainder of the Closing Payment shall be paid by Buyer in cash pursuant to Exhibit X to this Amendment.

Said EBITDA could be subjected to certain adjustments for non-recurring items, extraordinary revenue and expenses, and known material changes each as identified during the due diligence process and mutually agreed to by the parties in writing prior to the Closing.  The parties expressly agree that no allocation of expenses or overhead from Buyer will be included unless mutually agreed in writing by both parties prior to the Closing.  For purposes of the computations detailed in sections 3 and 4 below, the Earn Out calculations begin the day following the Closing Date.  Set forth in Attachment 2.2 are examples of the calculation of EBITDA for illustrative purposes.

3. No other changes are intended with respect to the Stock Purchase Agreement or any Exhibits thereto.

The undersigned, intending to be legally bound hereby, have duly executed and delivered this Amendment as of the date first above written.

CAPITAL CORP OF THE WEST

BY:  /s/   Thomas T. Hawker
Thomas T. Hawker
President & Chief Executive Officer

BAY VIEW FUNDING

BY:  /s/    Vince Narez
Vince Narez
President & Chief Executive Officer

SHAREHOLDER REPRESENTATIVE:BY:  /s/    Vince Narez
Vince Narez